PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom

CGI reports strong Q1 results
Revenue growth of 5.3% and 10% EPS expansion

Q1-F2018 highlights

•	Revenue of $2.8 billion, up 5.3% year-over-year or 4.9% in constant currency;

•	Adjusted EBIT of $406.3 million, or 14.4% of revenue;

•	Net earnings of $285.3 million, or 10.1% of revenue;

•	Net earnings excluding specific items* of $288.0 million, or 10.2% of revenue;

•	Diluted EPS of 98 cents or 99 cents excluding specific items*;

•	Bookings of $3.0 billion, or 105.7% of revenue; and,

•	Cash provided by operating activities of $410.1 million or 14.6% of revenue.

*Specific items in Q1-F2018 are comprised of: a favorable tax adjustment of $34.1 million, $24.3 million in restructuring costs and $12.5 million in acquisition-related and integration costs, both net of tax; Specific items in Q1-F2017 are comprised of: $1.9 million in acquisition-related and integration costs net of tax.

Note: All figures in Canadian dollars. Q1-F2018 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.
To access the financial statements - click here (PDF)
To access the MD&A - click here (PDF)
Montréal, Quebec, January 31, 2018 - CGI (TSX: GIB.A) (NYSE: GIB) reported fiscal 2018 first quarter revenue of $2.8 billion, representing growth of 5.3%. Compared with last year, revenue was up 4.9% in constant currency as foreign exchange fluctuations positively impacted revenue by $10.1 million.

Adjusted EBIT increased to $406.3 million, representing a margin of 14.4%, compared with $396.7 million, or 14.8% in Q1-F2017.

Net earnings increased to $285.3 million in Q1-F2018, compared with $275.7 million in the year ago period. Earnings per diluted share were 98 cents, an increase of 10.1% compared with 89 cents last year.

Net earnings excluding specific items were $288.0 million or 10.2% of revenue, compared with $277.6 million last year. When excluding specific items, earnings per diluted share were 99 cents, an improvement of 10.0% from 90 cents last year.

“The execution of our strategy is producing results that are in line with our 2018 operational plan to increase shareholder returns,” said George D. Schindler, President and Chief Executive Officer. “I’m particularly pleased by our team’s performance to meet client demand for digital, a trend we expect to continue for years to come and one that is clearly generating opportunities to both build and buy.”

Bookings in Q1-F2018 were $3.0 billion or 105.7% of revenue. On a trailing twelve month basis, total awards were $11.3 billion, or 102.8% of revenue. At the end of December, the Company’s backlog stood at $21.1 billion.

Cash generated from operating activities increased to $410.1 million or 14.6% of revenue, compared with $349.7 million in the year ago period. Over the last twelve months, the Company has generated $1.4 billion or $4.76 in cash per diluted share.

In millions of Canadian dollars except earnings per share and where noted
	Q1-F2018	Q1-F2017
Revenue Growth at constant currency	2,816.9 4.9%	2,675.7 3.7%
Adjusted EBIT Margin	406.3 14.4%	396.7 14.8%
Net earnings	285.3	275.7
Margin	10.1%	10.3%
Earnings per share (diluted)	0.98	0.89
Net earnings excluding specific items*	288.0	277.6
Margin	10.2%	10.4%
Earnings per share (diluted) excluding specific items*	0.99	0.90
Weighted average number of outstanding shares (diluted)	291.6	309.3
Net finance costs	17.1	18.5
Net debt	1,635.0	1,491.7
Net debt to capitalization ratio	19.3%	18.2%
Cash provided by operating activities	410.1	349.7
Days sales outstanding (DSO)	47	44
Return on invested capital (ROIC)	13.7%	14.6%
Return on equity (ROE)	16.2%	17.7%
Bookings	2,976.1	2,962.0
Backlog	21,110.1	20,974.8

*Specific items in Q1-F2018 are comprised of: a favorable tax adjustment of $34.1 million, $24.3 million in restructuring costs and $12.5 million in acquisition-related and integration costs, both net of tax; Specific items in Q1-F2017 are comprised of: $1.9 million in acquisition-related and integration costs net of tax.

At the end of December 2017, the Company had approximately $1.6 billion in available cash and unused credit facilities. In the quarter, net debt was reduced by $114 million to $1.6 billion, representing a net debt to capitalization ratio of 19.3%.

Normal Course Issuer Bid
The Company’s Board of Directors authorized earlier this morning the renewal of its Normal Course Issuer Bid, which, subject to approval by the Toronto Stock Exchange, allows for the purchase for cancellation of up to 20,595,539 Class A subordinate voting shares over the next 12 months, representing approximately 10% of the Company’s public float as of the close of business on January 24, 2018. Purchases of Class A subordinate voting shares may commence on February 6, 2018. For further information, please refer to the Company’s press release regarding the renewal of its Normal Course Issuer Bid.

Q1-F2018 results conference call
Management will host a conference call this morning at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialing 800-377-0758 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

Annual General Meeting of Shareholders
This morning at 11:00 a.m. Eastern time, the Company will hold its Annual General Meeting of Shareholders at The Ritz-Carlton Hotel in Montréal. The meeting, as well as the question and answer session that follows will be broadcast live via cgi.com/investors.

About CGI
Founded in 1976, CGI is the fifth largest independent IT and business consulting services firm in the world. With approximately 72,500 professionals worldwide, CGI delivers an end-to-end portfolio of high-end IT and business consulting services, systems integration and IT and business process outsourcing services. CGI's client proximity model, best-fit global delivery network, and intellectual property solutions help clients accelerate results and digitally transform their organizations. With annual revenue of C$10.8 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: cgi.com.

Non-GAAP financial metrics used in this release: Constant currency growth, adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE and net earnings and diluted EPS excluding specific items.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 and 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified or incorporated by reference in this press release, in CGI’s annual and/or quarterly Management’s Discussion and Analysis and in other public disclosure documents filed with the Canadian securities regulators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”,

“plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Lorne Gorber
Executive Vice-President, Global Communications and Investor Relations
lorne.gorber@cgi.com
+1 514-841-3355